EXHIBIT 99.1

FORM 8 (OPD)

PUBLIC OPENING POSITION DISCLOSURE BY A PARTY TO AN OFFER
Rules 8.1 and 8.2 of the Takeover Code (the “Code”)

1.           KEY INFORMATION

(a)Identity of the party to the offer making the disclosure:	CryptoLogic Limited
(b)Owner or controller of interests and short positions disclosed, if different from 1(a): The naming of nominee or vehicle companies is insufficient
(c)Name of offeror/offeree in relation to whose relevant securities this form relates: Use a separate form for each party to the offer	CryptoLogic Limited
(d)Is the party to the offer making the disclosure the offeror or the offeree?	OFFEREE
(e)Date position held:	28 March 2011
(f)Has the party previously disclosed, or is it today disclosing, under the Code in respect of any other party to this offer?	NO If YES, specify which:

2.           POSITIONS OF THE PARTY TO THE OFFER MAKING THE DISCLOSURE

(a)	Interests and short positions in the relevant securities of the offeror or offeree to which the disclosure relates

Class of relevant security:
	Interests		Short positions
	Number	%	Number	%
(1)Relevant securities owned and/or controlled:	NIL	NIL	NIL	NIL
(2)Derivatives (other than options):	NIL	NIL	NIL	NIL
(3)Options and agreements to purchase/sell:	NIL	NIL	NIL	NIL
TOTAL:	NIL	NIL	NIL	NIL

All interests and all short positions should be disclosed.

Details of any open derivative or option positions, or agreements to purchase or sell relevant securities, should be given on a Supplemental Form 8 (Open Positions).

Details of any securities borrowing and lending positions or financial collateral arrangements should be disclosed on a Supplemental Form 8 (SBL).

(b)	Rights to subscribe for new securities

Class of relevant security in relation to which subscription right exists:
Details, including nature of the rights concerned and relevant percentages:

If there are positions or rights to subscribe to disclose in more than one class of relevant securities of the offeror or offeree named in 1(c), copy table 2(a) or (b) (as appropriate) for each additional class of relevant security.

(c)           Irrevocable commitments and letters of intent

Details of any irrevocable commitments or letters of intent procured by the party to the offer making the disclosure or any person acting in concert with it (see Note 3 on Rule 2.11 of the Code):
N/A

3.	POSITIONS OF PERSONS ACTING IN CONCERT WITH THE PARTY TO THE OFFER MAKING THE DISCLOSURE

Details of any interests, short positions and rights to subscribe of any person acting in concert with the party to the offer making the disclosure:
The following Directors of CryptoLogic Limited hold shares in CryptoLogic Limited: Thomas Byrne: 8,000 common shares David Gavagan: 3,000 common shares

If there are positions or rights to subscribe to disclose in more than one class of relevant securities of the offeror or offeree named in 1(c), copy table 3 for each additional class of relevant security.

Details of any open derivative or option positions, or agreements to purchase or sell relevant securities, should be given on a Supplemental Form 8 (Open Positions).

Details of any securities borrowing and lending positions or financial collateral arrangements should be disclosed on a Supplemental Form 8 (SBL).

4.           OTHER INFORMATION

(a)           Indemnity and other dealing arrangements

Details of any indemnity or option arrangement, or any agreement or understanding, formal or informal, relating to relevant securities which may be an inducement to deal or refrain from dealing entered into by the party to the offer making the disclosure or any person acting in concert with it:
If there are no such agreements, arrangements or understandings, state “none”

None

(b)           Agreements, arrangements or understandings relating to options or derivatives

Details of any agreement, arrangement or understanding, formal or informal, between the party to the offer making the disclosure, or any person acting in concert with it, and any other person relating to:
(i)the voting rights of any relevant securities under any option; or
(ii)the voting rights or future acquisition or disposal of any relevant securities to which any derivative is referenced:
If there are no such agreements, arrangements or understandings, state “none”

None

(c)           Attachments

Are any Supplemental Forms attached?

Supplemental Form 8 (Open Positions)	NO
Supplemental Form 8 (SBL)	NO

Date of disclosure:	30 March 2011
Contact name:	John Loughrey
Telephone number:	+353 1 234 0400

Public disclosures under Rule 8 of the Code must be made to a Regulatory Information Service and must also be emailed to the Takeover Panel at monitoring@disclosure.org.uk.  The Panel’s Market Surveillance Unit is available for consultation in relation to the Code’s dealing disclosure requirements on +44 (0)20 7638 0129.

The Code can be viewed on the Panel’s website at www.thetakeoverpanel.org.uk.